


02005676

United States
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

8-46439

OMB Number: 3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5



RECEIVED
FEB 20 2002
WASH, D.C.
354
SECTION

SEC FILE NUMBER
8-4657

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Engel & Partners Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (DO NOT USE P.O. BOX. NO.)

300 Albany Street, Suite 5J
(No. and Street)

New York, NY 10280-1406
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dennis H. Blackinton 561-416-9555
(Area Code - Telephone No.)

A. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reznick Fedder & Silverman 301-652-9100
(Name - if individual, state last, first, middle name)

4520 East West Hwy (Address) Bethesda (City) MD (State) 20814-3319 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 27 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410(2-89)

OATH OR AFFIRMATION

I, Dennis H. Blackinton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Engel & Partners Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Treasurer
Title

Notary Public 3/15/02



REGINA E. HILL
Notary Public - State of Florida
My Commission Expires Jun 28, 2005
Commission # DD021231

This report II contains (check all applicable boxes):

- [XX] (a) Facing page.
- [XX] (b) Statement of Financial Condition.
- [XX] (c) Statement of Income (Loss).
- [XX] (d) Statement of Changes in Financial Condition. (Statement of cash flows)
- [XX] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [XX] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
- [XX] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [XX] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [XX] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3..
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with Respect to methods of consolidation.
- [XX] (l) An Oath or Affirmation.
- [XX] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [XX] (o) Independent Auditors' Report of Internal Accounting Control.
- [ ] (p) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Account Pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 140.17a-5(e)(3).*

FINANCIAL STATEMENTS AND
INDEPENDENT AUDITORS' REPORT

ENGEL & PARTNERS INC.

DECEMBER 31, 2001

Engel & Partners Inc.

TABLE OF CONTENTS



Reznick Fedder & Silverman
Certified Public Accountants • A Professional Corporation

4520 East West Highway • Suite 300 • Bethesda, Maryland 20814-3319 • Phone (301) 652-9100 • Fax (301) 652-1848

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Engel & Partners Inc.

We have audited the accompanying statement of financial condition of Engel & Partners Inc. as of December 31, 2001, and the related statements of income, stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Engel & Partners Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Reznick Fedder + Silverman

Bethesda, Maryland
February 1, 2002

ATLANTA, GA (404) 847-9447 | BALTIMORE, MD (410) 783-4900 | BETHESDA, MD (301) 652-9100 | CHARLOTTE, NC (704) 332-9100

www.rfs.com

Engel & Partners Inc.

STATEMENT OF FINANCIAL CONDITION

December 31, 2001

ASSETS

Current assets		
Cash	$	36,020
Total current assets		36,020
Fixed assets		
Furniture, fixtures and equipment, net of accumulated depreciation of $9,646		2,069
Total fixed assets		2,069
Total assets	$	38,089

STOCKHOLDER'S EQUITY

Stockholder's equity		
Common stock, $1 par value; authorized 1,000 shares; issued and outstanding 100 shares	$	100
Additional paid-in capital		47,039
Retained earnings (deficit)		(9,050)
Total stockholder's equity		38,089
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	38,089

See notes to financial statements

Engel & Partners Inc.

STATEMENT OF INCOME

Year ended December 31, 2001

Revenue		
Consulting fees	$	113,800
Other income		17
Total revenue		113,817
Expenses		
Office expense		7,933
Depreciation		1,249
Dues and subscriptions		1,274
Insurance and benefits expenses		7,083
Telephone		4,647
Accounting and legal expenses		6,800
Travel expense		24,557
Taxes, licenses and NASD fees		5,220
Total expenses		58,763
Net income	$	55,054

See notes to financial statements

Engel & Partners Inc.

STATEMENT OF STOCKHOLDER'S EQUITY

Year ended December 31, 2001

	Common Stock		Additional paid-in capital	Retained earnings (deficit)	Total
	Shares	Amount			
Balance, December 31, 2000	100	$ 100	$ 47,039	$ (30)	$ 47,109
Distributions	-	-	-	(64,074)	(64,074)
Net income	-	-		55,054	55,054
Balance, December 31, 2001	100	$ 100	$ 47,039	$ (9,050)	$ 38,089

See notes to financial statements

Engel & Partners Inc.

STATEMENT OF CASH FLOWS

Year ended December 31, 2001

Cash flows from operating activities		
Net income	$	55,054
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation		1,249
Decrease in accounts receivable		17,163
Decrease in accounts payable		(4,500)
Net cash provided by operating activities		68,966
Cash flows from financing activities		
Distributions to shareholders		(64,074)
Net cash used in financing activities		(64,074)
NET INCREASE IN CASH		4,892
Cash, beginning		31,128
Cash, ending	$	36,020

See notes to financial statements

Engel & Partners Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2001

NOTE A - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Engel & Partners Inc. (the "Company") was incorporated as a New York corporation on April 19, 1993 in order to package, sell, refinance and restructure government-related mortgages and projects; participate in bond and tax credit finance; provide services to state and local agencies and not-for-profit sponsors; and perform planning, development, and financial consulting. The Company limits its broker/dealer operations to those described in paragraphs (a)(2)(ii), (iii) and (iv) of SEC Rule 15c3-1. More specifically, securities activities are limited to consulting services relating to the development, community planning, and municipal bond restructuring for specific sites such that customer funds or securities are not handled by the Company.

Revenue Recognition

Fees are recognized by the Company when earned.

Fixed Assets

Fixed assets are carried at cost. Depreciation is provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives by use of the straight-line method.

Income Taxes

No income taxes have been provided as the Company has elected to be taxed as an S Corporation. The Company's income or loss is allocated to the stockholder for income tax purposes. If the Company's income tax returns are examined by the Internal Revenue Service or state taxing authority and such an examination results in a change in the Company's taxable income (loss), such change will be reported to the stockholder.

NOTE B - NET CAPITAL REQUIREMENTS

The Company is subject to the "Net Capital Rule" of the Securities and Exchange Act of 1934 which requires that the aggregate indebtedness shall not exceed 15 times net capital, as defined. At December 31, 2001, the Company's net capital was $36,020 and the required net capital was $5,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2001 was 0%.

SUPPLEMENTAL INFORMATION

Engel & Partners Inc.

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2001

NET CAPITAL

Total stockholder's equity from statement of financial condition	$	38,089
Deductions and/or charges:		
Non-allowable assets from statement of financial condition		
Fixed assets		2,069
Net capital	$	36,020

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$	5,000
Net capital		36,020
Excess net capital	$	31,020

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities from statement of financial condition	$	-0-
Ratio of aggregate indebtedness to net capital		0%

There are no material differences between the above computation and the Company's corresponding unaudited filing.

Engel & Partners Inc.

EXEMPTION FROM REQUIREMENTS UNDER RULE 15c3-1

The Company claims exemption under provisions of Rule 15c3-3k(2), and was in compliance with the conditions of such exemption.

The Company is not required to furnish information relating to possession or control requirements because it is exempt from Rule 15c3-3.

Engel & Partners Inc.

SIPC ASSESSMENT

The Company, as a member of the Securities Investor Protection Corporation, has been assessed $150 for the year ended December 31, 2001. This assessment has been paid as of December 31, 2001.



Reznick Fedder & Silverman
Certified Public Accountants • A Professional Corporation

4520 East West Highway • Suite 300 • Bethesda, Maryland 20814-3319 • Phone (301) 652-9100 • Fax (301) 652-1848

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Engel & Partners Inc.

We have audited the financial statements of Engel & Partners Inc. as of and for the year ended December 31, 2001, and have issued our report thereon dated February 1, 2002.

In planning and performing our audit of the financial statements of Engel & Partners Inc. for the year ended December 31, 2001, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examination, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payments for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph. Because of the inherent limitations in any internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of

ATLANTA, GA (404) 847-9447
BALTIMORE, MD (410) 783-4900
BETHESDA, MD (301) 652-9100
CHARLOTTE, NC (704) 332-9100

www.rfs.com

internal control and practices and procedures to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the third paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 and is not intended to be and should not be used by anyone other than the specified parties.

Reznick Fedder & Silverman

Bethesda, Maryland
February 1, 2002